UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES EXCHANGE ACT OF 1934
Release No. 55063/January 9, 2007

ADMINISTRATIVE PROCEEDING
File No. 3-12486

In the Matter of   :

:

AMANDA COMPANY, INC.,   :   ORDER MAKING FINDINGS AND
COM21, INC.,   :   REVOKING REGISTRATIONS BY
ECO SOIL SYSTEMS, INC., and   :   DEFAULT
HEALTHTRAC, INC.   :

   The Securities and Exchange Commission (Commission) instituted this administrative proceeding on November 27, 2006, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). It was reassigned to me on December 27, 2006.

FINDINGS

   All Respondents were served with the Order Instituting Proceedings (OIP) on November 29, 2006. No Respondent has filed an Answer to the OIP, due ten days after service. Only Amanda Company, Inc., (Amanda Co.) and the Division of Enforcement (Division) attended the telephonic prehearing conference held on December 18, 2006. At the prehearing conference, Amanda Co. was given an extension until December 28, 2006, to file an Answer to the OIP. As of the date of this Order, Amanda Co. has not filed its Answer. An Order issued December 19, 2006, notified Respondents Com21, Inc. (Com21), Eco Soil Systems, Inc. (Eco Soil), and Healthtrac, Inc. (Healthtrac), that they would be subject to default if they failed to show cause why this should not happen by January 5, 2007. As of the date of this Order, Com21, Eco Soil, and Healthtrac, have not responded to the show cause order nor have they filed any Answers.

   Respondents Amanda Co., Com21, Eco Soil, and Healthtrac are in default for failing to file an Answer. 17 C.F.R. §§ 201.155(a), .220(f). Com21, Eco Soil, and Healthtrac are also in default for failing to appear at a prehearing conference and for failing to otherwise defend the proceeding. 17 C.F.R. §§ 201.155(a), .221(f). I find the following allegations in the OIP to be true. 17 C.F.R. § 201.155(a).

Respondents

Amanda Co., CIK No. 1000266 and stock symbol AMNA, is an expired Utah corporation located in Irvine, California, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g).[1] The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended December 31, 2002, which reported a net loss of $271,212 for the prior three months. For fiscal year 2002, Amanda Co.'s auditors expressed uncertainty as to whether the company could continue as a going concern in light of its recurring losses and stockholders' deficit. As of August 21, 2006, the company's common stock was quoted on the Pink Sheets, had eight market makers, and was eligible for the piggyback exemption of Exchange Act Rule 15c2-11(f)(3). Amanda Co.'s common stock had an average daily trading volume of 79,844 shares during the year ended October 30, 2006.

Com21, CIK No. 945379 and stock symbol CMTOQ, is a Delaware corporation located in San Jose, California, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2003, which reported a net loss of $5,817,000 for the prior three months. On July 15, 2003, Com21 filed for bankruptcy under Chapter 11 in the United States Bankruptcy Court for the Northern District of California. That proceeding was later converted to a Chapter 7 proceeding which was still pending as of November 20, 2006. In a Form 8-K filed on August 6, 2003, Com21 stated that it believed that its outstanding stock was without value. As of August 21, 2006, the company's common stock was quoted on the Pink Sheets, had eight market makers, and was eligible for the piggyback exemption of Exchange Act Rule 15c2-11(f)(3). Com21's common stock had an average daily trading volume of 421,493 shares during the year ended October 30, 2006.

Eco Soil, CIK No. 876103 and stock symbol ESSI, is an inactive Nebraska corporation located in San Diego, California, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2001, which reported a net loss of $3,326,000 for the prior three months. On October 15, 2002, Eco Soil filed for bankruptcy under Chapter 7 in the United States Bankruptcy Court for the Southern District of California. The bankruptcy proceeding was terminated on December 15, 2004, after the trustee determined that Eco Soil did not have sufficient assets to make a distribution to creditors. As of August 21, 2006, the company's common stock was quoted on the Pink Sheets, had ten market makers, and was eligible for the piggyback exemption of Exchange Act Rule 15c2-11(f)(3). Eco Soil's common stock had an average daily trading volume of 113,386 shares during the year ended October 30, 2006.

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[1] The Commission uses a Central Index Key (CIK) number to identify filers.

Healthtrac, CIK No. 790948 and stock symbol HTAC, is a cancelled British Columbia corporation located in Redwood City, California, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended November 30, 2003, which reported a net loss of $1,333,100 for the prior nine months. For fiscal year 2003, Healthtrac's auditors expressed doubt about the company's ability to continue as a going concern, in light of its recurring losses and working capital deficit. As of August 21, 2006, the company's common stock was quoted on the Pink Sheets, had eleven market makers, and was eligible for the piggyback exemption of Exchange Act Rule 15c2-11(f)(3). Healthtrac's common stock had an average daily trading volume of 244,937 shares during the year ended October 30, 2006.

Delinquent Filings

Respondents are all delinquent in their periodic filings with the Commission (see Appendix 1, Chart of Delinquent Filings), were quoted on the Pink Sheets as of August 21, 2006, had average daily trading volumes in excess of 79,000 shares during the year ended October 30, 2006, and have repeatedly failed to meet their obligations to file timely periodic reports.

Each Respondent either failed to cure its delinquencies after being sent delinquency letters by the Commission's Division of Corporation Finance requesting compliance with the periodic filing obligations or, through their failure to maintain a current address on file with the Commission as required by Commission rules, did not receive such letters.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports (Forms 10-K or 10-KSB), and Rule 13a-13 requires issuers to file quarterly reports (Forms 10-Q or 10-QSB). Respondents failed to comply with Exchange Act Section 13(a) and Exchange Act Rules 13a-1 and 13a-13 as a result of their failure to make required periodic filings.

SANCTIONS

Section 12(j) of the Exchange Act authorizes the Commission where it is necessary or appropriate for the protection of investors to revoke the registration of a security where the issuer of a security has failed to comply with a provision of the Exchange Act or the rules thereunder. I conclude on these facts that revocation of the registration of each class of each Respondent's registered securities is both necessary and appropriate for the protection of investors.

ORDER

I ORDER that the registration of each class of registered securities of Amanda Company, Inc., Com21, Inc., Eco Soil Systems, Inc., and Healthtrac, Inc., is hereby revoked. I also CANCEL the hearing scheduled for January 19, 2007.

Brenda P. Murray
Chief Administrative Law Judge

Appendix 1

Chart of Delinquent Filings
In the Matter of Amanda Company, Inc., et al.

Company Name	Form Type	Period Ended	Due Date	Date Received	Months Delinquent (rounded up)
Amanda Company, Inc.					
	10-QSB	03/31/03	5/15/03	Not filed	42
	10-QSB	06/30/03	8/14/03	Not filed	39
	10-KSB	09/30/03	12/29/03	Not filed	35
	10-QSB	12/31/03	2/17/04	Not filed	33
	10-QSB	03/31/04	5/17/04	Not filed	30
	10-QSB	06/30/04	8/16/04	Not filed	27
	10-KSB	09/30/04	12/29/04	Not filed	23
	10-QSB	12/31/04	2/14/05	Not filed	21
	10-QSB	03/31/05	5/16/05	Not filed	18
	10-QSB	06/30/05	8/15/05	Not filed	15
	10-KSB	09/30/05	12/29/05	Not filed	11
	10-QSB	12/31/05	2/14/06	Not filed	9
	10-QSB	03/31/06	5/15/06	Not filed	6
	10-QSB	06/30/06	08/14/06	Not filed	3
Total Filings Delinquent	14				
Com21, Inc.					
	10-Q	06/30/03	8/14/03	Not filed	39
	10-Q	09/30/03	11/14/03	Not filed	36
	10-K	12/31/03	3/30/04	Not filed	32
	10-Q	03/31/04	5/17/04	Not filed	30
	10-Q	06/30/04	8/16/04	Not filed	27
	10-Q	09/30/04	11/15/04	Not filed	24
	10-K	12/31/04	3/31/05	Not filed	20
	10-Q	03/31/05	5/16/05	Not filed	18
	10-Q	06/30/05	8/15/05	Not filed	15
	10-Q	09/30/05	11/14/05	Not filed	12
	10-K	12/31/05	3/31/06	Not filed	8
	10-Q	03/31/06	5/15/06	Not filed	6
	10-Q	06/30/06	08/14/06	Not filed	3
	10-Q	09/30/06	11/14/06	Not filed	0
Total Filings Delinquent	14				

Company Name	Form Type	Period Ended	Due Date	Date Received	Months Delinquent (rounded up)
Eco Soil Systems, Inc.					
	10-Q	06/30/01	8/14/01	Not filed	63
	10-Q	09/30/01	11/14/01	Not filed	60
	10-K	12/31/01	4/1/02	Not filed	55
	10-Q	03/31/02	5/15/02	Not filed	54
	10-Q	06/30/02	8/14/02	Not filed	51
	10-Q	09/30/02	11/14/02	Not filed	48
	10-K	12/31/02	3/31/03	Not filed	44
	10-Q	03/31/03	5/15/03	Not filed	42
	10-Q	06/30/03	8/14/03	Not filed	39
	10-Q	09/30/03	11/14/03	Not filed	36
	10-K	12/31/03	3/30/04	Not filed	32
	10-Q	03/31/04	5/17/04	Not filed	30
	10-Q	06/30/04	8/16/04	Not filed	27
	10-Q	09/30/04	11/15/04	Not filed	24
	10-K	12/31/04	3/31/05	Not filed	20
	10-Q	03/31/05	5/16/05	Not filed	18
	10-Q	06/30/05	8/15/05	Not filed	15
	10-Q	09/30/05	11/14/05	Not filed	12
	10-K	12/31/05	3/31/06	Not filed	8
	10-Q	03/31/06	5/15/06	Not filed	6
	10-Q	06/30/06	08/14/06	Not filed	3
	10-Q	09/30/06	11/14/06	Not filed	0
Total Filings Delinquent	22				
Healthtrac, Inc.					
	10-K	02/29/04	5/31/04	Not filed	30
	10-Q	05/31/04	7/15/04	Not filed	28
	10-Q	08/31/04	10/15/04	Not filed	25
	10-Q	11/30/04	1/14/05	Not filed	22
	10-K	02/28/05	5/30/05	Not filed	18
	10-Q	05/31/05	7/15/05	Not filed	16
	10-Q	08/31/05	10/17/05	Not filed	13
	10-Q	11/30/05	1/17/06	Not filed	10
	10-K	02/28/06	5/30/06	Not filed	6
	10-Q	05/31/06	7/17/06	Not filed	4
	10-Q	08/31/06	10/15/06	Not filed	1
Total Filings Delinquent	11				